Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004



LAURA E. FLORES
202.739.5684
lflores@morganlewis.com



April , 2006


VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      RYDEX SERIES FUNDS (THE "TRUST") - REGISTRATION STATEMENT ON FORM N-14
         (FILE NOS. 033-                 AND 811-                   )

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Registration Statement on Form N-14, filed on February 23, 2006, for the purpose of obtaining shareholder approval for the reorganization of the Rydex Capital Partners SPhinX Fund ("SPhinX") into and with the Rydex Series Funds Absolute Return Strategies Fund (the "ARS Fund") (the "Reorganization"). The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Combined Proxy Statement/Prospectus and/or Statement of Additional Information (SAI) included in the Form N-14 filing.

COMBINED PROXY STATEMENT/PROSPECTUS:

1. COMMENT. Please identify the closed-end and open-end structure of the Fund and the ARS Fund, respectively, in the Letter to Shareholders.

         RESPONSE. We have revised the Letter to Shareholders accordingly.

2. COMMENT. Please explain the effect of the 11% holdback due to the on-going Refco, Inc. bankruptcy proceedings on the value of a SPhinX account immediately following the Reorganization in the third paragraph of the Letter to Shareholders.

         RESPONSE. We have revised the second to last sentence in the third paragraph as follows (new language appears in bold for the purposes of this correspondence only):

         "Immediately following the reorganization, the dollar value of your ARS FUND account will be the same as THE DOLLAR VALUE OF YOUR SPHINX ACCOUNT immediately before the reorganization, LESS 11% OF THE EXCHANGE PROCEEDS, WHICH ARE BEING WITHHELD PENDING RESOLUTION OF THE REFCO, INC. BANKRUPTCY PROCEEDINGS."

3. COMMENT. Please bold the first sentence of the last paragraph of the Notice of Special Meeting of Shareholders.

         RESPONSE. We have revised the first sentence of the last paragraph of the Notice to Shareholders accordingly.

4. COMMENT. In the "Answers and Questions" section, please revise the answer to the second question regarding whether the investment objectives and strategies are the same for the Funds to clearly state that they are not.

         RESPONSE. We have revised the answer to the second question accordingly.

5. COMMENT. In the "Answers and Questions" section, please revise the answer to the fourth question regarding why the Reorganization was proposed to include a reference to the on-going Refco, Inc. bankruptcy proceedings.

         RESPONSE. We have revised the answer to the fourth question as follows (new language appears in bold for the purposes of this correspondence only):

         "A. Consideration of the proposed reorganization was prompted by three reasons in particular. First, the expense ratio of the ARS Fund is lower than that of SPhinX. Second, the ARS Fund offers increased liquidity. Third, the operations of the ARS Fund are not dependent on services provided by an unaffiliated third party. IN ADDITION, THE ADVENT OF THE REFCO, INC. BANKRUPTCY, AS DESCRIBED IN MORE DETAIL IN THE SUPPLEMENT DATED DECEMBER 30, 2005, TO THE FUND'S PROSPECTUS DATED AUGUST 1, 2005, AND THE POTENTIAL HARM IT POSED TO THE FUND AND ITS SHAREHOLDERS, MADE CONSIDERATION OF THE REORGANIZATION A PRIORITY FOR THE BOARD. The Board believes that the reorganization and the Reorganization Agreement are in the best interests of SPhinX and that the interests of the existing shareholders of SPhinX will not be diluted as a result of the reorganization."

6. COMMENT. In the "Answers and Questions" section, please revise the answer to the fifth question regarding the payment of taxes as a result of the Reorganization to clearly state that shareholders may have to pay taxes as a result of the Reorganization.

         RESPONSE. We have revised the answer to the second question accordingly.

7. COMMENT. In the "Answers and Questions" section, please revise the answer to the sixth question regarding the number of shares a shareholder will own after the Reorganization to clearly state that shareholders will not own the same number of shares after the Reorganization.

         RESPONSE. We have revised the answer to the second question accordingly.

8. COMMENT. Please explain to the Staff which shareholders will be entitled to the proceeds of the liquidating trust referenced in the eighth question in the "Answers and Questions" section.

         RESPONSE. All shareholders of the Fund at the close of business on March 1, 2006 (the record date) will be entitled to the proceeds of the liquidating trust, unless the temporary restraining order (the "TRO") that was placed on approximately 11% of the Fund's assets in connection with the Refco, Inc. bankruptcy proceedings is lifted prior to the dissolution of the Fund. If the TRO is lifted, all assets will be included in the proposed reorganization and, thus, there will be no liquidating trust.

9. COMMENT. In the "Answers and Questions" section, please revise the answer to the tenth question regarding an additional opportunity to tender SPhinX shares to include disclosure concerning the 11% holdback on the Fund's assets as a result of the Refco, Inc. bankruptcy proceedings.

         RESPONSE. We have revised the first paragraph of the answer to the tenth question as follows (new language appears in bold for the purposes of this correspondence only):

         "A. Yes. SPhinX is offering to repurchase up to 100 percent (100%) of its outstanding shares in a Special Repurchase Offer that will be issued on [April __, 2006] and will expire at 12:00 midnight Eastern time on [April 18, 2006], unless extended (the "Expiration Date"). The repurchase price for any shares tendered and accepted will be an amount equal to the net asset value of SPhinX shares as of the close of the regular trading session of the New York Stock Exchange on [April ___, 2006] (the "Net Asset Value Determination Date"). HOWEVER, THERE IS A LIKELIHOOD THAT ANY TENDER OF FUND SHARES IN CONNECTION WITH THE SPECIAL REPURCHASE OFFER WILL RESULT IN THE PAYMENT OF APPROXIMATELY 89% OF THE REPURCHASE CASH PROCEEDS WITHIN THE TIMEFRAMES SET FORTH IN THE SPECIAL REPURCHASE OFFER MATERIALS. THE REMAINING 11% OF PROCEEDS WILL BE WITHHELD PENDING RESOLUTION OF THE REFCO, INC. BANKRUPTCY PROCEEDINGS."

10. COMMENT. Please include additional disclosure regarding the factors the Fund's Board of Trustees considered in their decision to approve the taxable Reorganization.

         RESPONSE. We have included the following disclosure under "Reasons for the Proposed Reorganization" (new language appears in bold for the purposes of this correspondence only):

         "THE BOARD ALSO CONSIDERED, AND INFORMALLY DISCUSSED WITH MANAGEMENT, A NUMBER OF OTHER FACTORS AND DETAILS WITH REGARD TO THE PROPOSED REORGANIZATION, NONE OF WHICH WERE DEEMED TO BE CONTROLLING. FOR EXAMPLE, DESPITE THE FACT THAT THE REORGANIZATION COULD NOT BE STRUCTURED AS A TAX-FREE REORGANIZATION, THE BOARD DISCUSSED THAT THE REORGANIZATION TOGETHER WITH THE PROPOSED SPECIAL REPURCHASE OFFER WOULD ENABLE THOSE SHAREHOLDERS WHO WANTED TO REDEEM THEIR INTERESTS IN THE FUND TO DO SO WITHOUT HAVING TO PARTICIPATE IN THE REORGANIZATION. ANOTHER IMPORTANT FACTOR WAS RCP'S DECISION TO PAY FOR THE COST OF THE REORGANIZATION. FINALLY, the Board of Trustees of the Trust also believes that the increase in the current asset base of the ARS Fund resulting from the Reorganization, taken together with anticipated future growth, will present the opportunity for economies of scale that in turn may lower the annual fund operating expenses of the ARS Fund in the future."

11. COMMENT. Please delete the reference to "policies and restrictions" included in the second sentence of the fourth paragraph under "Reasons for the Proposed Reorganization."

         RESPONSE. We have revised the sentence accordingly.

12. COMMENT. Please explain to the Staff why no amounts are reflected in the Capitalization Table under "Reduction in Net Assets and Decrease in Net Asset Values Per Share To Reflect The Estimated Expenses of the Reorganization."

         RESPONSE. We have indicated that this line item is not applicable to the Fund and the ARS Fund because the Advisor has agreed to bear all of the expenses associated with the Reorganization. As a result, the Reorganization expenses will not affect the net assets, net asset value per share, or number of shares outstanding amounts for either the Fund or the ARS Fund.

13. COMMENT. Please disclose whether the ARS Fund will bear any reorganization expenses.

         RESPONSE. We have revised the second footnote to the "Capitalization Table" as follows (new language appears in bold for the purposes of this correspondence only):

         "**THE ARS FUND WILL NOT BEAR ANY OF THE REORGANIZATION EXPENSES. IN ADDITION, any and all obligations that arise out of any action, proceeding, arbitration, or regulatory examination or investigation, whenever commenced, to the extent such obligations arise in connection with assets of the Fund that are subject to pre-existing legal restrictions, will not be included in the Statement of Assets and Liabilities or transferred to the ARS Fund."

14. COMMENT. Please disclose the number of shares of SPhinX to be transferred to the ARS Fund and the number of additional ARS Fund shares that will be outstanding as a result of the Reorganization.

         RESPONSE. We have added the following footnote to the Capitalization Table on page 5 of the Combined Proxy Statement/Prospectus.

         "+Approximately 1,683,709 shares of the Fund will be exchanged for ARS Fund shares. The ARS Fund's number of shares outstanding is expected to increase by 3,343,053 shares, based on net asset values per share as of December 31, 2005, for a total of 3,890,866 shares outstanding as a result of the Reorganization."

15. COMMENT. Please add disclosure highlighting the differences between the Fund and the ARS Fund under "Comparison of the Funds."

         RESPONSE. We have added the following disclosure under "Comparison of the Funds."

         "The investment objectives and strategies of the Fund and the ARS Fund are similar, but have some important differences. Both Funds seek absolute returns produced by well-established investment strategies that are representative of the risk and return characteristics of the hedge fund universe. However, the ARS Fund's investment objective is broader than SPhinX's because it seeks capital appreciation consistent with the risk and return characteristics of the hedge fund universe and, unlike SPhinX, is not limited to producing returns that correlate to an independent index, the S&P Hedge Fund Index.

         The difference in the investment objectives of the Funds permits them to employ different investment programs. SPhinX pursues its investment objective by investing its assets primarily in private investment funds and other investment vehicles ("portfolio funds") that are managed by the managers selected by Standard & Poor's for inclusion in the S&P Hedge Fund Index (the "Index"). The Index has three sub-indices: S&P Arbitrage Index, S&P Event-Driven Index and S&P Directional/Tactical Index, which in turn represent a total of nine specific strategies. These strategies include: Equity Market Neutral, Fixed Income Arbitrage, Convertible Arbitrage, Merger Arbitrage, Distressed, Special Situations, Equity Long/Short, Managed Futures and Macro. The strategies are equally weighted to ensure well-rounded representation of hedge fund investment approaches and to avoid overrepresentation of recently out-performing or widely sold strategies. SPhinX may also invest in financial instruments that provide investment returns that are linked to the performance of the Index. The portfolio managers of the portfolio funds selected by Standard & Poor's typically use a variety of sophisticated investment techniques that include, among others, short sales of securities, use of leverage, and transactions in derivative securities.

         In contrast, the ARS Fund pursues its investment objective by allocating capital among a variety of investments, including, portfolios of equities, commodities, and market neutral value securities, to gain exposure to a combination of directional and non-directional positions (described in more detail in the chart below) in order to produce returns similar to those produced by the hedge fund universe. The ARS Fund's use of internal investment controls and directional and non-directional positions result in a portfolio of assets designed to provide appropriate hedge fund portfolio characteristics as well as risk diversification.

         The principal risks of the Funds also differ significantly. The most significant difference is attributable to SPhinX's investment in the portfolio funds managed by the approximately forty managers selected by Standard & Poor's. The portfolio funds are not registered investment companies under the 1940 Act, and, therefore, are not subject to the requirements of the 1940 Act. As a result, the portfolio funds may use more sophisticated investment techniques and engage in more aggressive investment strategies than funds registered under the 1940 Act. In addition, Sphinx, as an investor in the portfolio funds, does not have the benefit of the protections provided by the 1940 Act. In contrast, the ARS Fund does not invest in unregistered investment funds and, thus, does not bear any of the attendant risks of such an investment.

         Another significant difference between the Funds, is the degree to which SPhinX is dependent upon the information and services, including the valuation of its investments in the portfolio funds, provided by PlusFunds and others. The ARS Fund, for the most part, is serviced by Rydex affiliates.

         The chart below includes a side-by-side comparison of the Fund's and the ARS Fund's investment objectives, investment strategies, and principal risks for your reference."

16. COMMENT. If the reorganization expenses are to be reimbursed by the Advisor, please include the reorganization expenses in the total (gross) annual operating expenses under "Comparative Fee and Expense Tables."

         RESPONSE. Our client has informed us that the reorganization expenses will be paid by the Advisor directly and will NOT be an expense of the Fund, and thus reimbursed by the Advisor. As a result, we have not included the reorganization expenses in the total (gross) annual operating expenses. We have, however, revised footnote 8 to disclose that the Advisor will bear all of the expenses associated with the reorganization.

17. COMMENT. Please clarify the last sentence in footnote 7 to the Comparative Fee and Expense Tables.

         RESPONSE. We have replaced the last two sentences of footnote 7 with the following sentence:

         "As a result, Annual Expenses After Waiver will be 1.95% as a percentage of net assets, plus the amount of repurchase fees received by the Fund, which was 0.01% for the fiscal year ended March 31, 2005."

18. COMMENT. Please add disclosure highlighting the differences between the Fund and the ARS Fund under "Comparison of Fund Distributions, Purchase and Redemption Procedures and Exchange Rights."

         RESPONSE. We have added the following disclosure under "Comparison of Fund Distributions, Purchase and Redemption Procedures and Exchange Rights."

         "The Fund and the ARS Fund have different distribution arrangements and significantly different purchase and redemption procedures. In contrast to SPhinX, which offers only one class of shares to "eligible investors," as described below, the ARS Fund offers three classes of shares to retail investors. In addition, while the ARS Fund's H-Class Shares, which will be issued in the Reorganization, do not have a front-end sales charge or deferred sales charge, SPhinX shares are subject to a 3.00% maximum sales load on an investment of less than $150,000.

         With regard to purchase and redemption procedures, the ARS Fund offers more liquidity than SPhinX. Because SPhinX is structured as a closed-end fund, the Fund's Shareholders do not have the right to redeem their shares on a daily basis. Instead, in order to provide for a limited degree of liquidity, the Fund offers to repurchase its shares approximately four times each year pursuant to written tender offers. In addition, the Fund's shares are offered and may be purchased on a monthly basis only. In contrast, the ARS Fund is structured as an open-end fund, which permits shareholders of the ARS Fund to purchase or redeem shares on a daily basis. Both the ARS Fund and SPhinX may impose a 1.00% redemption or repurchase fee on redemptions of shares that have been held for less than 30 days and one year, respectively, from the date of purchase. Additional information about each Fund is provided below."

19. COMMENT. Please add disclosure highlighting the differences between the Fund and the ARS Fund under "Fund Organization and Management."

         RESPONSE. We have added the following disclosure under "Fund Organization and Management."

         "The Fund and the ARS Fund are organized and managed in similar manners. The Fund and the ARS Fund are both organized as Delaware statutory trusts. In addition, while the Funds are advised by different investment advisers, the investment advisers, RCP and Rydex Investments, are affiliated entities that employ [many of] the same portfolio management investment professionals. As a result, both Funds are managed by a team of investment professionals led by Mr. Byrum. The most significant difference between the Funds with regard to advisory arrangements, is the advisory fee paid by each Fund. SPhinX pays RCP an advisory fee at an annual rate of 1.75% of the value of the Fund's net assets. In contrast, the ARS Fund pays Rydex Investments an advisory fee of 1.15% based on the average daily net assets of the ARS Fund. Additional information about each Fund is set forth below."

20. COMMENT. Please confirm that the reference to "shares present and entitled to vote" is language specified by Delaware law?

         RESPONSE. The language is specified in paragraph (e) of ss.3806 ("Management of Statutory Trust") of Title 12 of the Delaware State Code. The language is also included in the Fund's Declaration of Trust.

21. COMMENT. Please include disclosure concerning the impact of abstentions and broker non-votes under "Vote Required for Approval."

         RESPONSE. We have revised the third paragraph under "Vote Required for Approval" as follows (new language appears in bold for the purposes of this correspondence only):

         "Abstentions and broker non-votes will not be counted for or against the Proposal, but will be counted for purposes of determining whether a quorum is present. ACCORDINGLY, ABSTENTIONS AND BROKER NON-VOTES WILL EFFECTIVELY BE A VOTE AGAINST THE PROPOSAL. The Fund believes that brokers who hold shares as record owners for beneficial owners have the authority under the rules of the various stock exchanges to vote those shares with respect to the Proposal when they have not received instructions from beneficial owners."

22. COMMENT. If the cost of the Reorganization will be an expense of the Fund to be reimbursed by the Advisor, please add disclosure about the specific expenses to be reimbursed by the Advisor.

         RESPONSE. Please see our response to Comment No. 15 above.

23. COMMENT. Please clarify the allocation of expenses in the first paragraph under "Expenses of the Transaction."

         RESPONSE. We have revised the disclosure under "Expenses of the Transaction" as follows:

         "RCP shall bear all of the expenses incurred in connection with entering into and consummating the Reorganization contemplated by the Reorganization Agreement. The estimated expenses for the Reorganization will be approximately [$40,000]."

EXHIBIT A - UNAUDITED PRO FORMA FINANCIAL STATEMENTS:
----------------------------------------------------

24. COMMENT. Please add an introductory paragraph to the financial statements. The paragraph should specify the entities that are the subject of the financial statements, the periods covered by the financial statements, and a description of the Reorganization.

         RESPONSE. We have added the following introductory paragraph to the financial statements section.

         "Shown below are PRO FORMA financial statements for the Rydex Capital Partners SPhinX Fund (the "Fund"), a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), and the Absolute Return Strategies Fund (the "ARS Fund"), a series of Rydex Series Funds, an open-end management investment company registered under the 1940 Act, assuming the proposed Reorganization of the Fund into and with the ARS Fund is consummated, as of December 31, 2005. The first table presents the Statement of Assets and Liabilities for the Fund and the ARS Fund and estimated PRO FORMA figures for the combined portfolio as if the Reorganization had occurred on December 31, 2005. The second table presents Statement of Operations for the Fund and the ARS Fund and estimated PRO FORMA figures for the combined portfolio. The third table presents the Statement of Changes in Net Assets for the Fund and the ARS Fund and estimated PRO FORMA figures for the combined portfolio. The fourth table presents the Schedule of Investments for the Fund and the ARS Fund and estimated PRO FORMA figures for the combined portfolio. The tables are followed by the Notes to the PRO FORMA Financial Statements. The PRO FORMA financial information is based on the financial statements of the Fund and the ARS Fund as of and for the year ended December 31, 2005. The PRO FORMA information has not been audited and may involve certain judgments or estimates, and may not necessarily be representative of what the actual combined financial statement would have been had the Reorganization occurred as of December 31, 2005."

25. COMMENT. Please include accompanying explanatory notes to the financial statements.

         RESPONSE. We have provided accompanying explanatory notes to the financial statements accordingly. Please see Appendix A to this letter for the financial notes.

26. COMMENT. If the reorganization expenses are to be an expense of the Fund, which will then be reimbursed by the Advisor, please reflect the expense liability and the corresponding receivable in the Statement of Assets and Liabilities.

         RESPONSE. Please see our response to Comment No. 15 above.

MISCELLANEOUS:

27. COMMENT. Please file an amendment to the N-CSR filed on December 8, 2005, as amended on February 14, 2006, to correct the Components of Net Assets included in the Statement of Assets and Liabilities and the Item 11 disclosure.

         RESPONSE. Our client filed an amended N-CSR on March 24, 2006.

                                       ***

I hereby acknowledge on behalf of the Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.

Sincerely,


Laura E. Flores

cc:      Joanna M. Haigney
         W. John McGuire, Esq.

                                   APPENDIX A
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES

The Rydex Series Funds (the "Trust") is registered with the SEC under the Investment Company Act of 1940 (the "1940 Act") as a non-diversified, open-ended investment company, and is authorized to issue an unlimited number of no par value shares. The Trust offers five separate classes of shares, Investor Class Shares, Advisor Class Shares, A-Class Shares, C-Class Shares, and H-Class Shares. C-Class Shares have a 1% Contingent Deferred Sales Charge ("CDSC") if Shares are redeemed within 12 months of purchase. Sales of shares of each Class are made without a sales charge at the net asset value per share, with the exception of A-Class Shares. A-Class Shares are sold at net asset value, plus the applicable front-end sales charge. The sales charge varies depending on the amount of your purchase, but will not exceed 4.75%. A-Class Share purchases of $1 million or more have a 1% CDSC if Shares are redeemed within 18 months of purchase. The current sales charge rates are as follows:

----------------------------------------------------------------------------------------------------------------------
                                                      SALES CHARGE AS % OF           SALES CHARGE AS % OF NET
AMOUNT OF INVESTMENT                                    OFFERING PRICE                     AMOUNT INVESTED
---------------------------------------------------------------------------------------------------------------------
Less than $100,000                                           4.75%                              4.99%
----------------------------------------------------------------------------------------------------------------------
$100,000 but less than $250,000                              3.75%                              3.90%
----------------------------------------------------------------------------------------------------------------------
$250,000 but less than $500,000                              2.75%                              2.83%
----------------------------------------------------------------------------------------------------------------------
$500,000 but less than $1,000,000                            1.60%                              1.63%
----------------------------------------------------------------------------------------------------------------------
$1,000,000 or greater                                        0.00%                              0.00%
----------------------------------------------------------------------------------------------------------------------

At December 30, 2005, the Trust consisted of forty-eight separate series: twenty-four Benchmark Funds, one Money Market Fund, one Absolute Return Strategies Fund, one Hedged Equity Fund, nineteen Sector Funds, and two Strategic Funds. This report covers the Absolute Return Strategies Fund (the "Fund"). At December 30, 2005, only A-Class, C-Class, and H-Class Shares had been issued by the Fund. All share classes are subject to a 1% redemption fee when shares are redeemed after being held for less than 30 days.

The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America and are consistently followed by the Trust.

A. Equity securities listed on an exchange (New York Stock Exchange ("NYSE") or American Stock Exchange) are valued at the last quoted sales price as of close of business on the NYSE, usually 4:00 p.m., Eastern Time, on the valuation date. Equity securities listed on the Nasdaq market system are valued at the Nasdaq Official Closing Price, usually as of 4:00 p.m., Eastern Time, on the valuation date. Listed options held by the Trust are valued at the Official Settlement Price listed by the exchange, usually as of 4:00 p.m., Eastern Time. In the event that a settlement price is not available, fair valuation is enacted. Over-the-counter options held by the Trust are valued using the average bid price obtained from one or more security dealers. The value of futures contracts purchased and sold by the Trust are accounted for using the unrealized gain or loss on the contracts that is determined by marking the contracts to their current realized settlement prices. Financial futures contracts are valued at the last quoted sales price, usually as of 4:00 p.m., Eastern Time, on the valuation date. In the event that the exchange for a specific futures contract closes earlier than 4:00 p.m., Eastern Time, the futures contract is valued at the Official Settlement Price of the exchange. However, the underlying securities from which the futures contract value is derived are monitored until 4:00 p.m., Eastern Time, to determine if fair valuation would provide a more accurate valuation. Short-term securities, if any, are valued at amortized cost, which approximates market value.

The value of domestic equity index swap agreements entered into by the funds is accounted for using the unrealized gain or loss on the agreements that is determined by marking the agreements to the last quoted value of the index that the swap pertains to at the close of the NYSE, usually 4:00 p.m., Eastern Time. The swap's market value is then adjusted to include dividends accrued, financing charges and/or interest associated with the swap agreements.

Investments, for which market quotations are not readily available, are valued at fair value as determined in good faith by or under direction of the Board of Trustees or by the Advisor using methods established or ratified by the Board of Trustees. These methods include, but are not limited to: (i) general information as to how these securities and assets trade; (ii) in connection with futures contracts and options thereupon, and other derivative investments, information as to how (a) these contracts and other derivative investments trade in the futures or other derivative markets, respectively, and (b) the securities underlying these contracts and other derivative investments trade in the cash market; and (iii) other information and considerations, including current values in related-markets.

B. Securities transactions are recorded on the trade date for financial reporting purposes. Realized gains and losses from securities transactions are recorded using the identified cost basis. Dividend income is recorded on the ex-dividend date, net of applicable taxes withheld by foreign countries. Interest income, including amortization of premiums and accretion of discount, is accrued on a daily basis.

C. Distributions of net investment income and net realized capital gains are recorded on the ex-dividend date. Distributions from net investment income and net realized capital gains are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are primarily due to differing treatments for items such as deferral of wash sales and post-October losses and regulated futures contracts and options. Net investment income and loss, net realized gains and losses, and net assets are not affected by these differences.

D. When the Fund engages in a short sale, an amount equal to the proceeds is reflected as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the market value of the short sale. The Fund maintains a segregated account of securities as collateral for short sales. The Fund is exposed to market risk based on the amount, if any, that the market value of the security exceeds the market value of the securities in the segregated account. Fees paid to brokers to borrow securities in connection with short sales are considered part of the cost of short sale transactions. In addition, the Fund must pay out the dividend rate of the equity or coupon rate of the treasury obligation to the purchaser and records this as an expense. Short Dividends or Interest Expense is not a fee charged to the shareholder by the Advisor or other service providers, rather it is more similar to the transaction costs or capital expenditures associated with the day-to-day management of any mutual fund in pursuit of its investment objective.

E. Upon the purchase of an option by the Fund, the premium paid is recorded as an investment, the value of which is marked-to-market daily. When a purchased option expires, the Fund will realize a loss in the amount of the cost of the option. When the Fund enters into a closing sale transaction, the Fund will realize a gain or loss depending on whether the proceeds from the closing sale transaction are greater or less than the cost of the option. When the Fund exercises a put option, it will realize a gain or loss from the sale of the underlying security and the proceeds from such sale will be decreased by the premium originally paid. When the Fund exercises a call option, the cost of the security that the Fund purchases upon exercise will be increased by the premium originally paid. When the Fund writes (sells) an option, an amount equal to the premium received is entered in the Fund's accounting records as an asset and equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current value of the option written. When a written option expires, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was sold).

F. The Trust may purchase or sell stock and bond index futures contracts and options on such futures contracts. Futures contracts are contracts for delayed delivery of securities at a specified future delivery date and at a specific price. Upon entering into a contract, the Fund deposits and maintains as collateral such initial margin as required by the exchange on which the transaction is effected. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as variation margin and are recorded by the Fund as unrealized gains or losses. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

G. The Trust may enter into equity index swap agreements, which are over-the-counter contracts in which one party agrees to make periodic payments based on the change in market value of a specified equity security, basket of equity securities, or equity index in return for periodic payments based on a fixed or variable interest rate or the change in market value of a different equity security, basket of equity securities, or equity index. Swap agreements are used to obtain exposure to an equity or market without owning or taking physical custody of securities.

H. The Fund may also purchase American Depository Receipts ("ADR"), U.S. Government securities, enter into repurchase agreements, and engage in futures, options and equity swap transactions.

I. The Fund may leave Cash in Custodian Bank overnight in its cash account with the custodian, U.S. Bank. Periodically, the Fund may have Cash Payable to Custodian Bank as an overdraft balance. A fee is incurred on this overdraft, calculated by multiplying the overdraft by a rate based on the federal funds rate. Segregated Cash with the Broker is held as collateral for investments in derivative instruments such as futures contracts and equity index swap agreements.

J. Certain U.S. Government and Agency Obligations are traded on a discount basis; the interest rates shown on the Schedules of Investments reflect the discount rates paid at the time of purchase by the Fund. Other securities bear interest at the rates shown, payable at fixed dates through maturity.

K. Interest and dividend income, most expenses, all realized gains and losses, and all unrealized gains and losses are allocated to the Classes based upon the value of the outstanding shares in each Class. Certain costs, such as distribution fees related to A-Class Shares and H-Class Shares and service and distribution fees related to C-Class Shares, are charged directly to specific Classes. In addition, certain expenses have been allocated to the individual Funds in the Trust on a pro rata basis upon the respective aggregate net asset value of each Fund included in the Trust.

L. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. FINANCIAL INSTRUMENTS

As part of its investment strategy, the Trust may utilize a variety of derivative instruments, including options, futures, options on futures, and swap agreements. These investments involve, to varying degrees, elements of market risk and risks in excess of the amounts recognized in the Statement of Assets and Liabilities.

In the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund and/or its affiliates that have not yet occurred. However, based on experience, the Fund expects the risk of loss to be remote.

The risk associated with purchasing options is limited to the premium originally paid. Options written by a Fund involve, to varying degrees, risk of loss in excess of the option value reflected in the Statement of Assets and Liabilities. The risk in writing a covered call option is that the Fund may forego the opportunity for profit if the market price of the underlying security increases and the option is exercised. The risk in writing a covered put option is that the Fund may incur a loss if the market price of the underlying security decreases and the option is exercised. In addition, there is the risk that the Fund may not be able to enter into a closing transaction because of an illiquid secondary market or, for over-the-counter options, because of the counterparty's inability to perform. The Trust has established strict counterparty credit guidelines and enters into transactions only with financial institutions of investment grade or better.

There are several risks in connection with the use of futures contracts. Futures contracts involve, to varying degrees, risk of loss in excess of amounts reflected in the financial statements. Risks may be caused by an imperfect correlation between movements in the price of the instruments and the price of the underlying securities. In addition, there is the risk that a Fund may not be able to enter into a closing transaction because of an illiquid secondary market.

The use of equity swaps involves risks that are different from those associated with ordinary portfolio securities transactions. Swap agreements may be considered to be illiquid. Although the Trust will not enter into any swap agreement unless the Advisor believes that the other party to the transaction is creditworthy, a Fund does bear the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of the agreement counterparty. The Trust has established strict counterparty credit guidelines and enters into transactions only with financial institutions of investment grade or better.

Short sales are transactions in which the Fund sells a security it does not own. If the security the Fund sold short goes down in price between the time the Fund sells the security and closes its short position, the Fund will realize a gain on the transaction. Conversely, if the security goes up in price during the period, the Fund will realize a loss on the transaction. The risk of such price increases is the principal risk of engaging in short sales.

In conjunction with the use of options, futures, options on futures, swap agreements, as well as short sales of securities, the Fund is required to maintain collateral in various forms. The Fund uses, where appropriate, depending on the financial instrument utilized and the broker involved, margin deposits at the broker, cash segregated at the custodian bank, discount notes, or the repurchase agreements allocated to the Fund.

The risks inherent in the use of options, futures contracts, options on futures contracts, swap agreements as well as short sales of securities include i) adverse changes in the value of such instruments; ii) imperfect correlation between the price of the instruments and movements in the price of the underlying securities, indices, or futures contracts; iii) the possible absence of a liquid secondary market for any particular instrument at any time; and iv) the potential of counterparty default.

3.  FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Under the terms of an investment advisory contract, the Trust pays the Advisor, an affiliated entity, investment advisory fees calculated at an annualized rate of 1.15% of the average daily net assets of the Fund. The Advisor has contractually agreed to pay all operating expenses of the Fund, excluding interest expense and taxes (expected to be de minimis), brokerage commissions and other expenses connected with the execution of portfolio transactions, short dividend expenses, and extraordinary expenses. Certain officers and trustees of the Trust are also officers of the Advisor.

The Trust has adopted a Distribution Plan applicable to A-Class Shares and H-Class Shares for which Rydex Distributors, Inc. (the "Distributor"), an affiliated entity, and other firms that provide distribution and/or shareholder services ("Service Providers") may receive compensation. If a Service Provider provides distribution services, the Trust will pay distribution fees to the Distributor at an annual rate not to exceed 0.25% of average daily net assets, pursuant to Rule 12b-1 of the 1940 Act. The Distributor, in turn, will pay the Service Provider out of its fees. The Distributor may, at its discretion, retain a portion of such payments to compensate itself for distribution services.

The Trust has adopted a separate Distribution and Shareholder Services Plan applicable to its C-Class Shares that allows the Fund to pay annual distribution and service fees of 1.00% of the Fund's C-Class Shares average daily net assets. The annual 0.25% service fee compensates the shareholder's financial advisor for providing on-going services to the shareholder. The annual 0.75% distribution fee reimburses the Distributor for paying the shareholder's financial advisor an on-going sales commission. The Distributor advances the first year's service and distribution fees to the Financial Advisor. The Distributor retains the service and distribution fees on accounts with no authorized dealer of record. Certain officers and trustees of the Trust are also officers of the Distributor.

4. FEDERAL INCOME TAX INFORMATION

The Fund intends to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and will distribute all net investment income and capital gains to shareholders. Therefore, no Federal income tax provision is required.

Income and capital gain distributions are determined in accordance with Federal income tax regulations, which may differ from accounting principles generally accepted in the United States of America. These differences are primarily due to differing treatments for derivatives, foreign currency transactions, losses deferred due to wash sales, losses deferred due to post-October losses, and excise tax regulations.

Permanent book and tax basis differences, if any, relating to shareholder distributions will result in reclassifications to paid-in capital. This includes net operating losses not utilized during the current period and capital loss carryforward expired. These reclassifications have no effect on net assets or net asset values per share. Any taxable gain remaining at fiscal year end is distributed in the following year.

The tax character of distributions paid during the current period was as follows:


                                                ORDINARY            LONG-TERM              TOTAL
FUND                                             INCOME           CAPITAL GAIN         DISTRIBUTIONS
----                                             ------           ------------         -------------
Absolute Return Strategies Fund                  $35,524                 $-               $35,524

The Fund's tax basis capital gains and losses are determined only at the end of each fiscal year. Tax basis capital losses in excess of capital gains are carried forward to offset future net capital gains.

At December 30, 2005, the cost of securities for Federal income tax purposes, the aggregate gross unrealized gain for all securities for which there was an excess of value over tax cost and the aggregate gross unrealized loss for all securities for which there was an excess of tax cost over value were as follows:


                                                                          TAX                    TAX     UNREALIZED
                                                         TAX       UNREALIZED         UNREALIZED NET           GAIN
FUND                                                    COST             GAIN                 (LOSS)         (LOSS)
----                                              ----------       ----------         --------------     ----------
Absolute Return Strategies Fund                   $7,895,945         $161,129             $(159,745)         $1,384

6.  REPURCHASE AGREEMENTS

The Trust transfers uninvested cash balances into a single joint account, the daily aggregate balance of which is invested in one or more repurchase agreements collateralized by obligations of the U.S. Treasury. The collateral is in the possession of the Trusts' custodian and is evaluated daily to ensure that its market value exceeds 102% of the delivery value of the repurchase agreements at maturity.

The repurchase agreements executed by the joint account and outstanding as of December 30, 2005, were as follows:

COUNTERPARTY                        TERMS OF AGREEMENT           FACE VALUE      MARKET VALUE     MATURITY VALUE
-----------------------------------------------------------------------------------------------------------------
Bear Stearns                        3.10% due 01/03/06         $450,000,000      $450,000,000       $450,155,000
Credit Suisse First Boston          3.45% due 01/03/06          430,000,000       430,000,000        430,164,833
Morgan Stanley                      3.30% due 01/03/06          330,000,000       330,000,000        330,121,000
Lehman Brothers, Inc.               3.40% due 01/03/06          159,902,093       159,902,093        159,962,501
Citigroup, Inc.                     2.90% due 01/03/06           30,000,000        30,000,000         30,009,667
-----------------------------------------------------------------------------------------------------------------
                                                                               $1,399,902,093     $1,400,413,001
-----------------------------------------------------------------------------------------------------------------

As of December 30, 2005, the collateral for the repurchase agreements in the joint account was as follows:

SECURITY TYPE                         RANGE OF RATES              PAR VALUE      MARKET VALUE
----------------------------------------------------------------------------------------------
U.S. Treasury Bonds                  3.625% - 14.000%          $542,100,477      $688,185,675
U.S. Treasury Notes                   2.000% - 6.875%           130,629,000       131,819,415
U.S. Treasury Bills                       0.000%                612,979,000       610,521,496
----------------------------------------------------------------------------------------------
                                                                               $1,430,526,586
----------------------------------------------------------------------------------------------

In the event of counterparty default, the Trust has the right to collect the collateral to offset losses incurred. There is potential loss to the Trust in the event the Trust is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the Trust seeks to assert its rights. The Trust's investment advisor, acting under the supervision of the Board of Trustees, reviews the value of the collateral and the credit worthiness of those banks and dealers with which the Trust enters into repurchase agreements to evaluate potential risks.

7.  SECURITIES TRANSACTIONS

During the period ended December 30, 2005, cost of purchases and proceeds from sales of investment securities, excluding short-term and temporary cash investments, were:

                                                               ABSOLUTE RETURN
                                                                    STRATEGIES
                                                                          FUND
-------------------------------------------------------------------------------
Purchases                                                         $  7,248,208
Sales                                                             $  1,187,518

8.  SHARE TRANSACTIONS

The Trust is authorized to distribute an unlimited number of no par value shares. Transactions in shares for the period presented were:

                                                        PURCHASED THROUGH                                    NET SHARES PURCHASED
                                  SHARES PURCHASED    DIVIDEND REINVESTMENTS             SHARES REDEEMED            REDEEMED
-----------------------------------------------------------------------------------------------------------------------------------
                                    Period Ended          Period Ended                    Period Ended            Period Ended
                                    December 30,          December 30,                    December 30,            December 30,
                                       2005                  2005                            2005                    2005
-----------------------------------------------------------------------------------------------------------------------------------
ABSOLUTE RETURN STRATEGIES FUNDS
A-Class                                   69,990             128                             (2,367)                  67,751
C-Class                                   86,422             194                             (4,119)                  82,497
H-Class                                3,812,187             848                            (72,418)               3,740,617

UNAUDITED TAX INFORMATION

This information is being provided as required by the Internal Revenue Code. Amounts shown may differ from those elsewhere in the report because of difference in tax and financial reporting practices:

PROXY VOTING INFORMATION

A description of the policies and procedures that the Trust uses to determine how to vote proxies relating to securities held in the Fund's portfolios is available, without charge and upon request, by calling 1-800-820-0888. This information is also available from the EDGAR database on the SEC's site at http://www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULES INFORMATION

The Trust files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q; which are available on the SEC's website at http://www.sec.gov. The Fund's Forms N-Q may be reviewed and copied at the SEC's Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. Copies of the portfolio holdings are also available to shareholders, without charge and upon request, by calling 1-800-820-0888.

RYDEX INVESTMENTS BOARD REVIEW AND APPROVAL OF THE INVESTMENT ADVISORY AGREEMENT

The 1940 Act requires that the initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the SEC takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Rydex Series Funds Board of Trustees (the "Board") calls and holds one meeting each year that is dedicated to considering whether to renew the investment advisory agreement (the "Advisory Agreement") between the Trust and PADCO Advisors, Inc., which does business under the name Rydex Investments ("Rydex Investments") with respect to existing funds in the Trust, including the funds discussed in this Semi-Annual Report (each a "Fund" and collectively, the "Funds"), and to reviewing certain other agreements pursuant to which Rydex Investments provides investment advisory services to certain other registered investment companies. In preparation for the meeting, the Board requests and reviews a wide variety of materials provided by Rydex Investments, including information about Rydex Investments' affiliates, personnel and operations. The Board also receives data provided by third parties. This information is in addition to the detailed information about the Funds that the Board reviews during the course of each year, including information that relates to Fund operations and performance. The Board also receives a memorandum from Fund counsel regarding the responsibilities of the Board for the approval of investment advisory agreements. In addition, the Independent Trustees receive advice from independent counsel to the Independent Trustees, meet in executive session outside the presence of fund management, if necessary, and participate in question and answer sessions with representatives of Rydex Investments.

At a meeting held on August 28 and 29, 2005, the Board approved the selection of Rydex Investments and the continuance of the Advisory Agreement for an additional one-year period, based on its review of qualitative and quantitative information provided by Rydex Investments. The Board's approval of the Advisory Agreement was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

NATURE, EXTENT AND QUALITY OF SERVICES PROVIDED BY RYDEX INVESTMENTS

The Board reviewed the scope of services to be provided by Rydex Investments under the Advisory Agreement and noted that there would be no significant differences between the scope of services required to be provided by Rydex Investments for the past year and the scope of services required to be provided by Rydex Investments for the upcoming year. In reviewing the scope of services provided to the Funds by Rydex Investments, the Board reviewed and discussed Rydex Investments' investment experience, noting that Rydex Investments and its affiliates have committed significant resources over time to the support of the Funds. The Board also considered Rydex Investments' compliance program and its compliance record with respect to the Funds. In that regard, the Board noted that Rydex Investments provides information regarding the portfolio management and compliance to the Board on a periodic basis in connection with regularly scheduled meetings of the Board. In addition to the above considerations, the Board reviewed and considered Rydex Investments' investment processes and strategies, and matters related to Rydex Investments' portfolio transaction policies and procedures. In particular, the Board noted the substantial volume of portfolio trades and shareholder transaction activity, in general, processed by Rydex Investments due to the unlimited exchange policy of the majority of the Funds. The Board further noted that the Funds had met their investment objectives consistently since their relevant inception dates. Based on this review, the Board concluded that the nature, extent and quality of services to be provided by Rydex Investments to the Funds under the Advisory Agreement were appropriate and continued to support the Board's original selection of Rydex Investments as investment adviser to the Funds.

FUND EXPENSES AND PERFORMANCE OF THE FUNDS AND RYDEX INVESTMENTS

The Board reviewed statistical information prepared by Rydex Investments regarding the expense ratio components, including actual advisory fees, waivers/reimbursements, and gross and net total expenses of each Fund in comparison with the same information for other funds registered under the 1940 Act determined by Rydex Investments to comprise each Fund's applicable peer group. Because few funds seek to provide unlimited exchange privileges similar to those of the Funds (other than the Core Equity Fund, Sector Rotation Fund, Absolute Return Strategies Fund, and Hedged Equity Fund), each Fund's applicable peer group is generally limited to the funds of two unaffiliated mutual fund families. In addition, the Board reviewed statistical information prepared by Rydex Investments relating to the performance of each Fund, as well as each Fund's ability to successfully track its benchmark over time, and a comparison of each Fund's performance to funds with similar investment objectives for the same periods and to appropriate indices/benchmarks, in light of total return, yield and market trends. The Board further noted that despite the unique nature of the Funds, the peer fund information presented to the Board was meaningful because the peer funds' investment objectives and strategies were closely aligned with those of the Funds. The Board noted that most of the Funds either outperformed their peer funds or performed in line with them over relevant periods. The Board also noted that the investment advisory fees and overall expenses for the Funds were generally lower than or in line with the investment advisory fee rates and overall expenses of the peer funds. Based on this review, the Board concluded that the investment advisory fees and expense levels and the historical performance of the Funds, as managed by Rydex Investments, as compared to the investment advisory fees and expense levels and performance of the peer funds, were satisfactory for the purposes of approving the continuance of the Advisory Agreement.

COSTS OF SERVICES PROVIDED TO THE FUNDS AND PROFITS REALIZED BY RYDEX INVESTMENTS AND ITS AFFILIATES

The Board reviewed information about the profitability of the Funds to Rydex Investments based on the advisory fees payable under the Advisory Agreement for the last calendar year. Rydex Investments also presented the Board with material discussing its methodology for determining the level of advisory fees assessable to the Funds. The Board analyzed the Funds' expenses, including the investment advisory fees paid to Rydex Investments. The Board also reviewed information regarding direct revenue received by Rydex Investments and ancillary revenue received by Rydex Investments and/or its affiliates in connection with the services provided to the Funds by Rydex Investments (as discussed below). The Board also discussed Rydex Investments' profit margin as reflected in Rydex Investments' profitability analysis and reviewed information regarding economies of scale (as discussed below). Based on this review, the Board concluded that the profits to be realized by Rydex Investments and its affiliates under the Advisory Agreement and from other relationships between the Funds and Rydex Investments and/or its affiliates, if any, were within the range the Board considered reasonable and appropriate.

ECONOMIES OF SCALE

In connection with its review of the Funds' profitability analysis, the Board reviewed information regarding economies of scale or other efficiencies that may result from increases in the Funds' asset levels. The Board noted that the Advisory Agreement for the Funds did not provide for any breakpoints in the investment advisory fee rates as a result of increases in the asset levels of such Funds. The Board also noted that though Rydex Investments' assets under management were significant, the amount is spread among more than 95 Funds. Further limiting the realization of economies of scale, is the ability of shareholders of a majority of the Funds to engage in unlimited trading. The Board also reviewed Rydex Investments' historic profitability as investment adviser to the Funds and determined that reductions in fee rates or additions of breakpoints were not warranted at this juncture. Based on this review, the Board, recognizing its responsibility to consider this issue at least annually, concluded that there are limited economies of scale to share with the Funds' shareholders.

OTHER BENEFITS TO RYDEX INVESTMENTS AND/OR ITS AFFILIATES

The Board noted that Rydex Investments reports its use of soft dollars to the Board on a quarterly basis, as well as any portfolio transactions on behalf of the Funds placed through an affiliate of the Funds or Rydex Investments pursuant to Rule 17e-1 under the 1940 Act. The Board concluded that any such ancillary benefits would not be disadvantageous to the Funds' shareholders.

Based on the above analysis, the Board determined that the Advisory Agreement, including the investment advisory fee rates thereunder, are fair and reasonable in light of all relevant circumstances and concluded that it is in the best interest of the Funds and their shareholders to continue the Advisory Agreement.

UNAUDITED INFORMATION ON BOARD OF TRUSTEES AND OFFICERS

A Board of Trustees oversees all Rydex Investments, in which its members have no stated term of service, and continue to serve after election until resignation. The Statement of Additional Information includes further information about Fund Trustees and Officers, and can be obtained without charge by calling 1-800-820-0888.

All Trustees and Officers may be reached c/o Rydex Investments, 9601 Blackwell Rd., Suite 500, Rockville, MD 20850.

TRUSTEES AND OFFICERS

----------------------------------------------------------------------------------------------------------------------
            NAME, POSITION                   LENGTH OF SERVICE AS TRUSTEE
           AND YEAR OF BIRTH                          (YEAR BEGAN)                    NUMBER OF FUNDS OVERSEEN
----------------------------------------------------------------------------------------------------------------------
CARL G. VERBONCOEUR*                            Rydex Series Funds - 2004                       114
Trustee, President (1952)                       --------------------------------
                                                Rydex Variable Trust - 2004
                                                --------------------------------
                                                Rydex Dynamic Funds - 2004
                                                --------------------------------
                                                Rydex ETF Trust - 2004
                                                --------------------------------
                                                Rydex Capital Partners
                                                SPhinX Fund - 2005
----------------------------------------------------------------------------------------------------------------------
PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS: Chief Executive Officer of Rydex Fund Services, Inc., PADCO Advisors,
Inc., PADCO Advisors II, Inc., and Rydex Distributors, Inc. (2003 to present); Executive Vice President of Rydex
Fund Services, Inc. (2000 to 2003); Vice President of Rydex Fund Services, Inc. and Rydex Distributors, Inc. (1997
to 2000)
-----------------------------------------------------------------------------------------------------------------------
MICHAEL P. BYRUM*                               Rydex Series Funds - 2005                       114
Trustee, President (1952)                       --------------------------------
Secretary (1970)                                Rydex Variable Trust - 2004
                                                --------------------------------
                                                Rydex Dynamic Funds - 2005
                                                --------------------------------
                                                Rydex ETF Trust - 2005
                                                --------------------------------
                                                Rydex Capital Partners
                                                SPhinX Fund - 2003
 ---------------------------------------------------------------------------------------------------------------------
PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS:  Secretary of Rydex Series Funds, Rydex Variable Trust, and Rydex
Dynamic Funds (2004 to present); Vice President of Rydex Series Funds (1997 to present); Vice President of Rydex
Variable Trust (1998 to present); Vice President of Rydex Dynamic Funds (1999 to present); Vice President of Rydex
ETF Trust (2002 to present); President and Trustee of Rydex Capital Partners SPhinX Fund (2003 to present);
President of Rydex Global Advisors (2004 to present); Chief Operating Officer of Rydex Global Advisors and Rydex
Distributors, Inc. (2003 to 2004)
----------------------------------------------------------------------------------------------------------------------

INDEPENDENT TRUSTEES

----------------------------------------------------------------------------------------------------------------------
            NAME, POSITION                   LENGTH OF SERVICE AS TRUSTEE
           AND YEAR OF BIRTH                          (YEAR BEGAN)                    NUMBER OF FUNDS OVERSEEN
----------------------------------------------------------------------------------------------------------------------
COREY A. COLEHOUR                        Rydex Series Funds - 1993                               114
Trustee (1945)                           ---------------------------------------
                                         Rydex Variable Trust - 1998
                                         ---------------------------------------
                                         Rydex Dynamic Funds - 1999
                                         ---------------------------------------
                                         Rydex ETF Trust - 2003
                                         ---------------------------------------
                                         Rydex Capital Partners
                                         SPhinX Fund - 2005
----------------------------------------------------------------------------------------------------------------------
PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS: Senior Vice President of Marketing/Co-Owner, Schield Management Company
----------------------------------------------------------------------------------------------------------------------
J. KENNETH DALTON                        Rydex Series Funds - 1995                               114
Trustee (1941)                           ---------------------------------------
                                         Rydex Variable Trust - 1998
                                         ---------------------------------------
                                         Rydex Dynamic Funds - 1999
                                         ---------------------------------------
                                         Rydex ETF Trust - 2003
                                         ---------------------------------------
                                         Rydex Capital Partners
                                         SPhinX Fund - 2005
----------------------------------------------------------------------------------------------------------------------
PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS: Mortgage Banking Consultant and Investor, The Dalton Group
----------------------------------------------------------------------------------------------------------------------
JOHN O. DEMARET                          Rydex Series Funds - 1997                               114
Trustee (1940)                           ---------------------------------------
                                         Rydex Variable Trust - 1998
                                         ---------------------------------------
                                         Rydex Dynamic Funds - 1999
                                         ---------------------------------------
                                         Rydex ETF Trust - 2003
                                         ---------------------------------------
                                         Rydex Capital Partners
                                         SPhinX Fund - 2003
----------------------------------------------------------------------------------------------------------------------
PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS: Retired
----------------------------------------------------------------------------------------------------------------------
WERNER E. KELLER                         Rydex Series Funds - 2005                               114
Trustee (1940)                           ---------------------------------------
                                         Rydex Variable Trust - 2005
                                         ---------------------------------------
                                         Rydex Dynamic Funds - 2005
                                         ---------------------------------------
                                         Rydex ETF Trust - 2005
                                         ---------------------------------------
                                         Rydex Capital Partners
                                         SPhinX Fund - 2003
----------------------------------------------------------------------------------------------------------------------
PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS: Retired (2001 to present); Chairman, Centurion Capital Management
(1991 to 2001)
----------------------------------------------------------------------------------------------------------------------
THOMAS F. LYDON, JR.                     Rydex Series Funds - 2005                               114
Trustee (1960)                           ---------------------------------------
                                         Rydex Variable Trust - 2005
                                         ---------------------------------------
                                         Rydex Dynamic Funds - 2005
                                         ---------------------------------------
                                         Rydex ETF Trust - 2005
                                         ---------------------------------------
                                         Rydex Capital Partners
                                         SPhinX Fund - 2003
----------------------------------------------------------------------------------------------------------------------
PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS: President, Global Trends
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
            NAME, POSITION                   LENGTH OF SERVICE AS TRUSTEE
           AND YEAR OF BIRTH                          (YEAR BEGAN)                    NUMBER OF FUNDS OVERSEEN
----------------------------------------------------------------------------------------------------------------------
PATRICK T. MCCARVILLE                    Rydex Series Funds - 1997                               114
Trustee (1942)                           ---------------------------------------
                                         Rydex Variable Trust - 1998
                                         ---------------------------------------
                                         Rydex Dynamic Funds - 1999
                                         ---------------------------------------
                                         Rydex ETF Trust - 2003
                                         ---------------------------------------
                                         Rydex Capital Partners
                                         SPhinX Fund - 2005
----------------------------------------------------------------------------------------------------------------------
PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS: Founder and Chief Executive Officer, Par Industries, Inc.
----------------------------------------------------------------------------------------------------------------------
ROGER SOMERS                             Rydex Series Funds - 1993                               114
Trustee (1944)                           ---------------------------------------
                                         Rydex Variable Trust - 1998
                                         ---------------------------------------
                                         Rydex Dynamic Funds - 1999
                                         ---------------------------------------
                                         Rydex ETF Trust - 2003
                                         ---------------------------------------
                                         Rydex Capital Partners
                                         SPhinX Fund - 2005
----------------------------------------------------------------------------------------------------------------------
PRINCIPAL OCCUPATIONS DURING PAST FIVE YEARS: Owner, Arrow Limousine
----------------------------------------------------------------------------------------------------------------------


EXECUTIVE OFFICERS

    NAME, POSITION AND                                 PRINCIPAL OCCUPATIONS
      YEAR OF BIRTH                                    DURING PAST FIVE YEARS
----------------------------                         ---------------------------
NICK BONOS*
                                                     Vice President and Treasurer (1963) Vice President and Treasurer of
                                                     Rydex Series Funds, Rydex Variable Trust, Rydex Dynamic Funds, Rydex ETF
                                                     Trust, and Rydex Capital Partners SPhinX Fund (2003 to present); Senior Vice
                                                     President of Rydex Fund Services, Inc. (2003 to present); Vice President of
                                                     Accounting of Rydex Fund Services, Inc. (2000 to 2003)
JOANNA M. HAIGNEY*
                                                     Chief Compliance Officer and Chief Compliance Officer Rydex Series Funds,
                                                     Rydex Assistant Secretary (1967) Variable Trust, and Rydex Dynamic Funds (2004
                                                     to present); Assistant Secretary of Rydex Series Funds, Rydex Variable
                                                     Trust, and Rydex Dynamic Funds (2000 to present); Assistant Secretary of
                                                     Rydex ETF Trust (2002 to present); Secretary of Rydex Capital Partners
                                                     SPhinX Fund, (2003 to present); Vice President of Compliance of Rydex Fund
                                                     Services, Inc. (2000 to present)


*OFFICERS OF THE FUND ARE DEEMED TO BE "INTERESTED PERSONS" OF THE TRUST, WITHIN THE MEANING OF SECTION 2(A)(19) OF THE 1940 ACT, INASMUCH AS THIS PERSON IS AFFILIATED WITH THE ADVISOR.